EXHIBIT (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 195 to Registration Statement No. 002-27962 on Form N-1A of our report dated October 18, 2019, relating to the financial statements and financial highlights of Parametric 1-to-10 Year Laddered Corporate Bond Fund (formerly, Eaton Vance 1-to-10 Year Laddered Corporate Bond Fund), one of the funds constituting Eaton Vance Special Investment Trust (the “Trust”), appearing in the Annual Report on Form N-CSR of the Trust for the year ended August 31, 2019, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Other Service Providers” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

March 6, 2020